Mercedes-Benz Auto Lease Trust 2020-A
Investor Report

Amounts in USD

Dates

Collection Period No.	21			
Collection Period (from... to)	1-Sep-2021	30-Sep-2021		
Determination Date	13-Oct-2021			
Record Date	14-Oct-2021			
Payment Date	15-Oct-2021			
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2021	15-Oct-2021	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 10/15/202	15-Sep-2021	15-Oct-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	289,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	570,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	520,000,000.00	389,146,775.19	339,223,389.77	49,923,385.42	96.006510	0.652353
Class A-4 Notes	135,100,000.00	135,100,000.00	135,100,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,100,000.00**	**524,246,775.19**	**474,323,389.77**	**49,923,385.42**		
Overcollateralization	256,702,694.31	278,901,424.35	278,901,424.35			
Total Securitization Value	**1,770,802,694.31**	**803,148,199.54**	**753,224,814.12**			
present value of lease payments	741,460,084.21	171,365,201.35	150,950,492.77			
present value of Base Residual Value	1,029,342,610.10	631,782,998.19	602,274,321.35			

	Amount	Percentage
Initial Overcollateralization Amount	256,702,694.31	14.50%
Target Overcollateralization Amount	278,901,424.35	15.75%
Current Overcollateralization Amount	278,901,424.35	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.820000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.840000%	596,691.72	1.147484	50,520,077.14	97.153995
Class A-4 Notes	1.880000%	211,656.67	1.566667	211,656.67	1.566667
Total		**808,348.39**		**$50,731,733.81**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,682,262,559.59	714,608,064.82	664,684,679.40

Available 2020-A Collections		**Distribution on the Exchange Note**	
Lease Payments Received	18,243,080.47	(1) Total Servicing Fee	669,290.17
Net Sales Proceeds-early terminations (incl Defaulted Leases)	26,625,523.41	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	17,790,623.69	(2) Exchange Note Interest Distributable Amount (1.89%)	1,125,507.70
Excess wear and tear included in Net Sales Proceeds	10,093.25	(3) Exchange Note Principal Distributable Amount	49,923,385.42
Excess mileage included in Net Sales Proceeds	21,953.93	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	62,659,227.57		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	569.69	(5) Remaining Funds Payable	10,941,613.97
Total Available Collections	**62,659,797.26**	**Total Distribution**	**62,659,797.26**

Available Funds ABS Notes		**Distributions ABS Notes**	
Total Exchange Note Payments	51,048,893.12	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00	(2) Interest Distributable Amount Class A Notes	808,348.39
Total Available Funds	**51,048,893.12**	(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	49,923,385.42
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	317,159.31
		Total Distribution	**51,048,893.12**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	669,290.17	669,290.17	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	808,348.39	808,348.39	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	596,691.72	596,691.72	0.00
thereof on Class A-4 Notes	211,656.67	211,656.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	808,348.39	808,348.39	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	49,923,385.42	49,923,385.42	0.00
Principal Distribution Amount	49,923,385.42	49,923,385.42	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,427,006.74
Reserve Fund Amount - Beginning Balance	4,427,006.74
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	36.39
minus Net Investment Earnings	36.39
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,427,006.74
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	36.39
Net Investment Earnings on the Exchange Note	
Collection Account	533.30
Investment Earnings for the Collection Period	569.69

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,770,802,694.31	41,713
Securitization Value beginning of Collection Period	803,148,199.54	23,711
Principal portion of lease payments	13,200,407.62	
Terminations- Early	21,252,140.22	
Terminations- Scheduled	14,485,565.78	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	985,271.80	
Securitization Value end of Collection Period	753,224,814.12	22,516

Pool Factor	42.54%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.95	9.66
Weighted Average Seasoning (months)	13.43	29.27
Aggregate Base Residual Value	1,199,619,731.80	637,361,555.10
Cumulative Turn-in Ratio		64.57%
Proportion of base prepayment assumption realized life to date		59.43%
Actual lifetime prepayment speed		0.62%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	751,311,616.67	22,463	99.75%
31-60 Days Delinquent	1,506,408.61	39	0.20%
61-90 Days Delinquent	316,497.89	11	0.04%
91-120 Days Delinquent	90,290.95	3	0.01%
Total	753,224,814.12	22,516	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.054%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	861,696.84	21	21,587,500.72	537
Liquidation Proceeds	781,160.81		16,766,493.32	
Recoveries	429,594.45		4,360,362.49	
Principal Net Credit Loss / (Gain)	(349,058.42)		460,644.91	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.538)%
Prior Collection Period	(0.391%)
Second Prior Collection Period	(0.013%)
Third Prior Collection Period	(0.008%)
Four Month Average	(0.238)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.026%

Average Net Credit Loss / (Gain)   857.81

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	35,861,280.96	1,174	589,575,130.97	18,655
Sales Proceeds and Other Payments Received	43,113,919.18		678,713,607.23	
Residual Loss / (Gain)	(7,252,638.22)		(89,138,476.26)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(11.184)%
Prior Collection Period	(10.072%)
Second Prior Collection Period	(8.601%)
Third Prior Collection Period	(9.454%)
Four Month Average	(9.828)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (5.034)%

Average Residual Loss / (Gain)   (4,778.26)